Exhibit 4.1

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT (i) IS NOT MATERIAL, (ii) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL, OR DISCLOSURE OF SUCH INFORMATION WOULD CONSTITUTE A CLEARLY UNWARRANTED INVASION OF PERSONAL PRIVACY OR (iii) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED. REDACTED INFORMATION IS MARKED WITH A [***].

Share Sale Agreement

Dated December 30, 2024

ReTo Eco-Solutions, Inc. (“Seller”)

Zhao Duan Wen (“Buyer”)

Share Sale Agreement

Contents

Details	1
General terms	2
1 Interpretation	2
1.1 Definitions	2
1.2 References to certain general terms	7
1.3 Next Business Day	8
1.4 Headings	8
2 Sale and purchase of Shares	9
2.1 Sale and purchase	9
3 Conditions Precedent	9
3.1 Conditions Precedent	9
3.2 Reasonable endeavours	9
3.3 Termination by either party	9
3.4 Effect of termination	9
4 Completion	9
4.1 Time and place of Completion	9
4.2 Seller’s obligations	10
4.3 Buyer’s obligations	10
4.4 Simultaneous actions at Completion	10
4.5 Post-Completion notices	10
5 Payment of the Purchase Price	11
5.1 Payment on Completion	11
5.2 Method of payment	11
5.3 Assumption of Debts and Claims	11
6 Representations and warranties of Seller	11
6.1 Warranties	11
7 Limitations of Liability	11
7.1 Notice of Claims	11
7.2 Third party Claims	12
7.3 Seller to consider Claims	12
7.4 Seller to defend Claim	12
7.5 Seller not liable	13
7.6 Recovery	13
7.7 Reduction in Purchase Price	13
7.8 Time limit on Claim	13
7.9 Minimum amount of Claim	14
7.10 Maximum Liability	14
7.11 Exclusion of consequential liability	14
7.12 Insured Claim or loss	14
7.13 Act or omission after Completion	14
7.14 Later recoveries	14
7.15 Obligation to mitigate	15
7.16 Tax benefit	15

Share Sale Agreement	i

8 Buyer’s warranties	15
9 Confidential Information and privacy	15
9.1 Confidential Information	15
9.2 Disclosure of Confidential Information	16
9.3 Use of Confidential Information	16
9.4 Excluded Information	16
9.5 Delivery of materials	16
9.6 Privacy	16
9.7 Application of clause 9.6	17
9.8 Use of Personal Information by Seller after Completion	17
9.9 Survival of termination	17
10 Announcements	17
10.1 Public announcements	17
10.2 Public announcements required by Law	17
11 Costs and stamp duty	18
11.1 Legal costs	18
11.2 Stamp duty	18
12 Notices and other communications	18
12.1 Form - all communications	18
12.2 Delivery	18
12.3 When effective	19
12.4 When taken to be received	19
12.5 Receipt outside business hours	19
13 Dispute Resolution	19
13.1 Injunctive or interim relief	19
13.2 Meeting	19
13.3 Submission to arbitration	19
13.4 Arbitration	19
14 Miscellaneous	20
14.1 No assignment	20
14.2 Discretion in exercising rights	20
14.3 Partial exercising of rights	20
14.4 Approvals and consents	20
14.5 Conflict of interest	20
14.6 Remedies cumulative	20
14.7 Rights and obligations are unaffected	20
14.8 Variation and waiver	20
14.9 No merger	20
14.10 Indemnities	20
14.11 Further steps	21
14.12 Time of the essence	21
14.13 Entire agreement	21
14.14 Construction	21
14.15 Counterparts	21
14.16 Knowledge and belief	21
14.17 No Recourse	21
15 Governing Law, jurisdiction and service of process	21
15.1 Governing Law	21
15.2 Jurisdiction	21
15.3 Serving documents	21
Schedule 1 - Shares	22
Schedule 2 – Warranties	22
Signing page	25
Annexure A - Final Evaluation Report	26

Share Sale Agreement	ii

Share Sale Agreement

Details

THIS AGREEMENT is made on December 30, 2024

BETWEEN:

(1)	ReTo Eco-Solutions, Inc., a business company incorporated in the British Virgin Islands with its registered address at Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (“Seller”); and

(2)	Zhao Duan Wen, a Chinese citizen of Macao (Macao ID number: [***]) (“Buyer”).

RECITALS

A	The Seller is the beneficial owner of the Shares in the capital of the Company as set out in schedule 1 , which Company owns equity interests in the companies set out in schedule 1. The Company is, as at the date of this agreement, wholly owned by the Seller, and the details of the equity interests of the companies held by the Company are as set out in schedule 1.

B	The Seller has agreed to sell, and the Buyer has agreed to buy, all of the Shares on the terms of this agreement.

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General terms

1	Interpretation

1.1	Definitions

These meanings apply unless the contrary intention appears.

Accounting Standards means the International Financial Reporting Standards and interpretations approved by International Accounting Standards Board and currently in use.

Action means an action, dispute, Claim, demand, investigation, inquiry, prosecution, litigation, proceeding, arbitration, mediation, or dispute resolution.

Authorised Officer means, in respect of a party, a director or secretary of the party or any other person appointed by a party to act as an Authorised Officer under this agreement.

Authority means any Government Agency responsible for Tax in Hong Kong.

Board means the board of directors of the Company.

Business means business of the Company as it is presently being conducted at the date of this agreement.

Business Day means a day, other than a Saturday or a general holiday (as defined in the General Holidays Ordinance (Cap 149 of the Laws of Hong Kong)) or, in in relation to a day on which any payment is due under this Agreement only, a day on which a tropical cyclone No. 8 or above or a “black” rainstorm warning is hoisted in Hong Kong at any time between 9:00am and 5:00pm, on which banks are open for the transaction of general banking business in Hong Kong.

Claim includes any allegation, debt, cause of action, Liability, claim, proceeding, suit or demand of any nature howsoever arising and whether present or future, fixed or unascertained, actual or contingent, whether at law, in equity, under statute or otherwise, arising out of a breach or default of a party’s Warranties, obligations or covenants under this agreement.

Company means REIT Holdings (China) Limited, company number 740270, a company incorporated under the laws of Hong Kong:

Completion means completion of the sale and purchase of the Shares in accordance with clause 4 (“Completion”) and Complete has a corresponding meaning.

Completion Date means December 31, 2024, or any other date agreed by the Seller and the Buyer.

Conditions Precedent means the conditions precedent set out in clause 3 (“Conditions Precedent”).

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Confidential Information means all Information disclosed to the Receiving Party or any Related Body Corporate or Representative of the Receiving Party, under or in connection with this agreement or the transactions contemplated in this agreement, including:

(a)	information which, either orally or in writing, is designated or indicated as being the proprietary or confidential information of the Disclosing Party or any of its Related Bodies Corporate; and

(b)	information derived or produced partly or wholly from the Information including any calculation, conclusion, summary or computer modelling; and

(c)	trade secrets or information which is capable of protection at law or equity as confidential information,

whether the Information was disclosed:

(d)	orally, in writing or in electronic or machine readable form;

(e)	before, on or after the date of this agreement;

(f)	as a result of discussions between the parties concerning or arising out of the acquisition of the Shares; or

(g)	by the Disclosing Party or any of its Representatives, any of its Related Bodies Corporate, any Representatives of its Related Bodies Corporate or by any third person.

Control of a corporation includes the direct or indirect power to directly or indirectly:

(a)	direct the management or policies of the corporation; or

(b)	control the membership of the board of directors,

whether or not the power has statutory, legal or equitable force or is based on statutory, legal or equitable rights and whether or not it arises by means of trusts, agreements, arrangements, understandings, practices, the ownership of any interest in shares or stock of the corporation or otherwise.

Costs includes charges and expenses, including those incurred in connection with advisers.

Disclosing Party means the party disclosing Confidential Information.

Dispute includes any dispute, controversy, difference or claim arising out of or in connection with this agreement or the subject matter of this agreement, including any question concerning its formation, validity, interpretation, performance, breach and termination.

Due Diligence means the enquiries and investigations into the Company carried out by the Buyer or Representatives of the Buyer.

Due Diligence Material means any information or material provided by the Seller or a Related Body Corporate of the Seller or any of their respective Representatives or provided on behalf of the Seller to the Buyer, a Related Body Corporate of the Buyer or Representatives of the Buyer.

Duty means any stamp, transaction or registration duty or similar charge which is imposed by any Governmental Agency and includes but is not limited to, any interest, fine, penalty, charge or other amount which is imposed in that regard.

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Encumbrance means any:

(a)	security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge, trust, power, title retention or flawed deposit arrangement; or

(b)	right, interest or arrangement which has the effect of giving another person a preference, priority or advantage over creditors including any right of set-off; or

(c)	right that a person (other than the owner) has to remove something from land (known as a profit à pendre), easement, public right of way, restrictive or positive covenant, lease, or licence to use or occupy; or

(d)	third party right or interest or any right arising as a consequence of the enforcement of a judgment,

or any agreement to create any of them or allow them to exist.

Excluded Information means Confidential Information which:

(a)	is in or becomes part of the public domain other than through breach of this agreement or an obligation of confidence owed to the Disclosing Party or any Related Body Corporate of the Disclosing Party;

(b)	the Receiving Party can prove by contemporaneous written documentation was already known to it at the time of disclosure by the Disclosing Party or its Related Bodies Corporate or Representatives (unless such knowledge arose from disclosure of information in breach of an obligation of confidentiality); or

(c)	the Receiving Party acquires from a source other than the Disclosing Party or any Related Body Corporate or Representative of the Disclosing Party where such source is entitled to disclose it.

Government Agency means any government, governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity.

Hong Kong or HK means the Hong Kong Special Administrative Region of the People’s Republic of China.

Incoming Directors means the persons nominated by the Buyer to be directors of the Company from Completion.

Information means all information, regardless of its Material Form, relating to or developed in connection with:

(a)	the business, technology or other affairs of the Disclosing Party or any Related Body Corporate of the Disclosing Party or, in the case of the Seller only, the Company; or

(b)	any systems, technology, ideas, concepts, know-how, techniques, designs, specifications, blueprints, tracings, diagrams, models, functions, capabilities and designs (including computer software, manufacturing processes or other information embodied in drawings or specifications), intellectual property or any other information which is marked “confidential” or is otherwise indicated to be subject to an obligation of confidence owned or used by or licensed to the Disclosing Party or a Related Body Corporate of the Disclosing Party or, in the case of the Seller only, the Company.

Share Sale Agreement	4

A person is Insolvent if:

(a)	an order is made or an effective resolution has been passed for it to be wound up or dissolved without winding up (other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other parties to this agreement);

(b)	a receiver, receiver and manager, administrative receiver, judicial manager, liquidator, provisional liquidator, liquidation committee, official manager, administrator, trustee or other like official has been appointed (whether by a court or privately) over the whole or any material part of its undertaking or property;

(c)	any distress, execution, sequestration or other similar process has been levied or enforced upon or sued out against the whole or any material part of its property and has remained undischarged for a continuous period of more than 30 days;

(d)	it is subject to any arrangement, assignment, moratorium or composition, protected from creditors under any statute or dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other parties to this agreement);

(e)	an application or order has been made (and in the case of an application, it is not stayed, withdrawn or dismissed within 30 days), any notice given, resolution passed, proposal put forward, or any other action taken, which is preparatory to or could result in any of (a), (b), (c) or (d) above;

(f)	it has made an assignment for the benefit of its creditors (including a class of creditors) generally;

(g)	it is unable or admits inability to pay its debts when they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with a creditor or any of its creditors generally to reschedule any or all of its indebtedness; or

(h)	a situation substantially similar to any of those in (a) to (g) occurs in connection with that person under the Law of any jurisdiction.

Final Valuation Report means the valuation report on the fair value of 100% equity interests of the Company as of the Valuation Date, copies of which are attached as annexure A (“Final Valuation Report”).

Valuation Date means October 31, 2024.

Law includes:

(a)	any law, regulation, authorisation, ruling, judgment, order or decree of any Government Agency; and

(b)	any statute, regulation, proclamation, ordinance or by-law in:

(i)	Hong Kong; or

(ii)	any other jurisdiction.

Liability means any liability or obligation (whether actual, contingent or prospective), including any Loss irrespective of when the acts, events or things giving rise to the liability occurred.

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Loss means all damage, loss, cost and expense (including legal costs and expenses of whatsoever nature or description).

Material Form includes any form (whether visible or not) of storage from which reproductions can be made.

Payment Account Details means, in relation to any payment to be made under or pursuant to this agreement, the name, account number, sort code, account location and other details specified by the payee and necessary to effect payment (whether by cheque, bankers’ draft, telegraphic or other electronic means of transfer) to the payee.

Personal Information means information or an opinion (including information or an opinion forming part of a database), whether true or not, and whether recorded in a Material Form or not, about an individual whose identity is apparent, or can reasonably be ascertained, from the information or opinion.

Privacy Laws means any laws, industry codes, policies or statements relating to the handling of Personal Information in Hong Kong in which the Company is incorporated.

Purchase Price means the aggregate consideration payable for the Shares calculated in accordance with this agreement.

Receiving Party means the recipient of Confidential Information.

Records means:

(a)	minute books, statutory books and registers, books of account and copies of taxation returns; and

(b)	financial and accounting records,

in any Material Form relating to the Company.

Recovered Sum means any amount recovered by the Buyer under clause 7.6 (“Recovery”).

Related Body Corporate means in relation to a body corporate:

(a)	a holding company of that body corporate;

(b)	a subsidiary of that body corporate; or

(c)	a subsidiary of a holding company of that body corporate.

Representative of a party includes an employee, agent, officer, director, auditor, adviser, partner, consultant, joint venturer or sub-contractor of that party.

Retiring Directors means the existing directors nominated to retire from the board of directors of the Company.

Securities means shares, debentures, stocks, bonds, notes, interests in a managed investment scheme, units, warrants, options, derivative instruments or any other securities.

Shares means the issued shares in the capital of the Company agreed to be sold under this agreement.

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Tax means any income, turnover or withholding taxes, which is assessed, levied, imposed or collected by any Authority and includes, but is not limited to any interest, fine, penalty, charge, fee or any other amount imposed on, or in respect of any of the above.

Warranties means the warranties and representations set out in schedule 2 (“Warranties”) and Warranty has a corresponding meaning.

1.2	References to certain general terms

Unless the contrary intention appears, a reference in this agreement to:

(a)	(variations or replacements) a document (including this agreement) includes any variation or replacement of it;

(b)	(clauses, annexures and schedules) a clause, annexure or schedule is a reference to a clause in or annexure or schedule to this agreement;

(c)	(reference to statutes) a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(d)	(singular includes plural) the singular includes the plural and vice versa;

(e)	(person) the word “person” includes an individual, a firm, a body corporate, a partnership, joint venture, an unincorporated body or association, or any Government Agency;

(f)	(executors, administrators, successors) a particular person includes a reference to the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(g)	(two or more persons) an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(h)	(Hong Kong dollars) HK dollars, HK$ or HKD is a reference to the lawful currency of Hong Kong;

(i)	(US dollars) US dollars, US$ or USD is a reference to the lawful currency of United States of America;

(j)	(calculation of time) a period of time dating from a given day or the day of an act or event, is to be calculated exclusive of that day;

(k)	(reference to a day) a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(l)	(accounting terms) an accounting term is a reference to that term as it is used in Accounting Standards or, if not inconsistent with those standards, in accounting principles and practices generally accepted in Hong Kong;

(m)	(reference to a group of persons) a group of persons or things is a reference to any two or more of them jointly and to each of them individually;

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(n)	(reference to subsidiary) a subsidiary in relation to a body corporate (the “Other Body”) is a reference to any body corporate (the “First Body”) in which:

(i)	the Other Body:

(A)	Controls the composition of the First Body’s board;

(B)	is in a position to cast, or Control the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of the First Body; or

(C)	holds more than one-half of the issued share capital of the First Body (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital);

(ii)	the First Body is a subsidiary of a subsidiary of the Other Body;

(iii)	the First Body is a subsidiary or otherwise Controlled by the Other Body within the meaning of the Accounting Standards; or

(iv)	the First Body is part of the consolidated entity constituted by the Other Body and the entities it is required to include in the consolidated financial statements it prepares, or would be if the other body was required to prepare consolidated financial statements;

(o)	(reference to holding company) in relation to a body corporate, means a body corporate of which the first mentioned body corporate is a subsidiary;

(p)	(meaning not limited) the words “include”, “including”, “for example” or “such as”, when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind;

(q)	(time of day) time is a reference to Hong Kong time;

(r)	(reference to any thing) any thing (including any amount) is a reference to the whole and each part of it; and

(s)	(currency exchange) all amounts payable in connection with this agreement are to be settled in US dollars. Where an amount is expressed to be in any currency other than US dollars, that amount is deemed to have been converted into US dollars at the rate of exchange which is the USD medium exchange rate as published by People’s Bank of China on the business date immediately preceding the date of payment.

1.3	Next Business Day

If an event under this agreement must occur on a stipulated day which is not a Business Day then the stipulated day will be taken to be the next Business Day.

1.4	Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this agreement.

Share Sale Agreement	8

2	Sale and purchase of Shares

2.1	Sale and purchase

The Seller agrees to sell the Shares to the Buyer and the Buyer agrees to buy the Shares from the Seller, for the Purchase Price, on the terms and conditions of this agreement.

3	Conditions Precedent

3.1	Conditions Precedent

Completion is conditional on:

(a)	The sale of the Shares by the Seller in accordance with the terms and conditions of this agreement has been approved by the board of the Seller;

(b)	The agreement has been signed by the Seller and the Buyer, and the Buyer has paid the Purchase Price in accordance with clause 5 under this agreement.

3.2	Reasonable endeavours

Each party must use its reasonable endeavours to obtain the satisfaction of the Conditions Precedent, including procuring performance by a third party. The parties must keep each other informed of any circumstances which may result in any Condition Precedent not being satisfied in accordance with its terms.

3.3	Termination by either party

The Conditions Precedent are inserted for the benefit of the Buyer and the Seller and if any of the Conditions Precedent are not satisfied by December 31, 2024 or any later date agreed by the Seller and the Buyer and have not been waived by the Seller and the Buyer, then, if the party who wishes to terminate this agreement has complied with clause 3.2 (“Reasonable endeavours”) that party may terminate this agreement at any time before Completion by notice given to the other party.

3.4	Effect of termination

If this agreement is terminated under clause 3.3 (“Termination by either party”) then, in addition to any other rights, powers or remedies provided by law:

(a)	each party is released from its obligations under this agreement other than in relation to clauses 9 (“Confidential Information and privacy”) and 11.1 (“Legal costs”);

(b)	each party retains the rights it has against any other party in connection with any breach or Claim that has arisen before termination; and

(c)	the Buyer must, at its own expense, return to the Seller any Records given to it or any other Confidential Information disclosed to the Buyer or a Related Body Corporate or Representative of the Buyer.

4	Completion

4.1	Time and place of Completion

Completion will take place at 3pm on the Completion Date in Hong Kong or any other time and place agreed between the Seller and the Buyer.

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4.2	Seller’s obligations

On Completion, the Seller will give to the Buyer:

(a)	(transfers and Share certificates) duly executed transfers in favour of the Buyer (or as it may direct) of all the Shares, the share certificates for the Shares and any consents which the Buyer reasonably requires to obtain registration of those transfers;

(b)	(Records and common seal) the Records and the common seal (if any) of the Company, except that if the Seller is legally required to retain any of the documents, the Seller may deliver copies of those documents to the Buyer;

(c)	(resignations) written resignations of the Retiring Directors; and

(d)	(directors resolution of the Company) a certified copy of a resolution of the Board resolving that:

(i)	subject to the payment of stamp duty, if applicable, the transfer of the Shares will be registered; and

(ii)	subject to the Memorandum and Articles and subject to them consenting to act, each of the Incoming Directors be appointed to the Board, and the resignation of the Retiring Directors from the Board be accepted, all with effect from Completion, but so that a properly constituted Board is in existence at all times.

4.3	Buyer’s obligations

On Completion the Buyer must:

(a)	(pay) pay the Seller in accordance with clauses 5.1 (“Payment on Completion”) and 5.2 (“Method of payment”);

(b)	(consent to act) deliver executed consents to act by the Incoming Directors; and

(c)	(Conditions Precedent) evidence that the Conditions Precedent set out in clause 3.1(a) (“Conditions Precedent”) have been satisfied.

4.4	Simultaneous actions at Completion

In respect of Completion:

(a)	the obligations of the parties under this agreement are interdependent; and

(b)	unless otherwise stated, all actions required to be performed by a party at Completion are taken to have occurred simultaneously on the Completion Date.

4.5	Post-Completion notices

Each party will immediately give to the other party all payments, notices, correspondence, information or enquiries in relation to the Company which it receives after Completion and which belong to the other party.

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5	Payment of the Purchase Price

5.1	Payment on Completion

At Completion, the Buyer will pay to the Seller of the Purchase Price, in an amount of USD 80,000.

5.2	Method of payment

The payment:

(a)	shall be made by way of telegraphic transfer to the Seller's account by 13:00pm (Hong Kong time) on the Completion Date.

5.3	Assumption of Debts and Claims

The parties agree that any debts, claims and liabilities of the Company existing or potentially contingent prior to the Completion Date, or any default liabilities arising out of the management of the business, whether such debts, obligations and liabilities arose before or after the Completion Date, shall be borne by the Buyer from and after the time of completion.

6	Representations and warranties of Seller

6.1	Warranties

The Seller represents and warrants to the Buyer the statements set out in schedule 2 (“Warranties”) on the date of this agreement and as at the Completion Date, as if these statements are made on each of those dates. Except for the Warranties set out in schedule 2, the Seller has not made and does not make any representation or warranty, whether express or implied, with respect to the Seller, the Shares, the Company or its businesses, operations, assets or liabilities, or the transactions contemplated by this agreement or any other matter, and the Seller hereby expressly disclaims any other representations or warranties, whether implied or made by the Seller or any of its Representatives.

7	Limitations of Liability

7.1	Notice of Claims

If the Buyer becomes aware of any matter or circumstance that may give rise to a Claim, including a breach of a Warranty:

(a)	the Buyer must immediately give notice of the Claim to the Seller; and

(b)	the notice must contain:

(i)	the facts, matters or circumstances that may give rise to the Claim;

(ii)	the basis for the allegation that the facts, matters or circumstances referred to in sub-clause (i) constitute a breach of this agreement, including a breach of a Warranty; and

(iii)	an estimate of the amount of the Loss, if any, arising out of or resulting from the Claim or the facts, matters or circumstances that may give rise to the Claim.

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7.2	Third party Claims

If the matter or circumstance that may give rise to a Claim against the Seller, including a breach of a Warranty, is a result of or in connection with a claim by or liability to a third party (a “Third-Party Claim”) then:

(a)	the Buyer must immediately give notice of the Third-Party Claim to the Seller;

(b)	the notice must contain:

(i)	the facts, matters or circumstances that may give rise to the Third-Party Claim;

(ii)	the basis for the allegation that the facts, matters or circumstances referred to in sub-clause (i) constitute a breach of this agreement including a breach of a Warranty; and

(iii)	an estimate of the amount of the Loss, if any, arising out of or resulting from the Third-Party Claim or the facts, matters or circumstances that may give rise to the Third-Party Claim;

(c)	at the expense and direction of the Seller, the Buyer must either:

(i)	take such Action (including legal proceedings or making claims under any insurance policies) as the Seller may require to avoid, dispute, resist, defend, appeal, compromise or mitigate the Third-Party Claim; or

(ii)	offer the Seller the option to assume defence of the Third-Party Claim; and

(d)	the Buyer must not settle, make any admission of liability or compromise any Claim, or any matter which gives or may give rise to a Claim, without the prior consent of the Seller which consent may be withheld by the Seller at its absolute discretion.

7.3	Seller to consider Claims

The Seller must notify the Buyer within 10 Business Days of receipt of a notice of a Claim under clause 7.1 (“Notice of Claims”) or clause 7.2 (“Third party Claims”) indicating whether it admits or denies the Claim (in whole or in part) (or, in the case of third party Claims, whether it exercises the option in clause 7.2(c)(ii) (“Third party Claims”).

7.4	Seller to defend Claim

If the Seller exercises the option in clause 7.2(c)(ii) (“Third Party Claims”), then:

(a)	the Buyer agrees to co-operate with the Seller and do all things reasonably requested by the Seller in respect of the Third-Party Claim;

(b)	the Seller agrees, at its own expense, to defend the Third-Party Claim;

(c)	the Seller may settle or compromise the Third-Party Claim with the consent of the Buyer, such consent not to be unreasonably withheld or delayed; and

(d)	the Seller agrees to consult with the Buyer in relation to the conduct of the Third-Party Claim and not take or persist in any course that might reasonably be regarded as harmful to the goodwill, reputation, affairs or operation of the Buyer or the Company.

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7.5	Seller not liable

The Seller is not liable to the Buyer (or any person deriving title from the Buyer) for any Claim (including a Third-Party Claim) under or in relation to or arising out of this agreement including a breach of a Warranty:

(a)	if the Buyer has failed to comply strictly with clause 7.1 (“Notice of Claims”) or clause 7.2 (“Third party Claims”) as the case may be;

(b)	if the Buyer has ceased after Completion to own or Control the Company in respect of which the Claim arises;

(c)	if the Claim is as a result of or in consequence of any voluntary act, omission, transaction or arrangement of or on behalf of the Buyer after Completion;

(d)	if the Claim is as a result of or in respect of any legislation not in force at the date of this agreement (including legislation which takes effect retrospectively);

(e)	to the extent that the Claim arises or is increased as a result only of an increase in the rates, method of calculation or scope of taxation after Completion;

(f)	to the extent that the Claim arises or is increased as a result of any change in Accounting Standards after Completion;

(g)	if the Claim arises or is increased as a result of action taken or not taken by the Seller after consultation with and the prior written approval of the Buyer;

(h)	to the extent that provision has been made for any fact, matter or circumstance giving rise to a Claim in the Final Valuation Report; or

(i)	if the Buyer was aware on or before the date of this agreement of any fact, matter or circumstance, which gives rise to or forms the basis of the Claim.

7.6	Recovery

Where the Buyer is or may be entitled to recover from some other person any sum in respect of any matter or event which could give rise to a Claim, the Buyer will:

(a)	use its best endeavours to recover that sum before making the Claim;

(b)	keep the Seller at all times fully and promptly informed of the conduct of such recovery; and

(c)	reduce the amount of the Claim by the amount of the Recovered Sum.

If the recovery is delayed until after the Claim has been paid by the Seller to the Buyer the Recovered Sum will be paid to the Seller.

7.7	Reduction in Purchase Price

If payment is made for a breach of any Warranty, the payment is to be treated as an equal reduction in the purchase price of each Share.

7.8	Time limit on Claim

The Buyer may not make any Claim under this agreement including for a breach of Warranty unless full details of the Claim have been notified to the Seller in accordance with clause 7.1 (“Notice of Claims”) or clause 7.2 (“Third party Claims”) within 12 months from the Completion Date. A Claim will not be enforceable against the Seller and is to be taken for all purposes to have been withdrawn unless any legal proceedings in connection with the Claim are commenced within three months after written notice of the Claim is served on the Seller in accordance with clause 7.1 (“Notice of Claims”) or clause 7.2 (“Third party Claims”).

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7.9	Minimum amount of Claim

The Buyer may not make any Claim under this agreement including for a breach of Warranty:

(a)	if the amount of the Claim is less than US$50,000

(b)	unless and until the aggregate amount of all Claims properly made under this agreement exceeds US$100,000,

in which event the Seller’s liability will be limited to the amount by which such amount is exceeded.

7.10	Maximum Liability

The Seller’s total liability for loss or damage of any kind not excluded by clause 7.11 (“Exclusion of consequential liability”) however caused, in contract, tort, (including negligence), under any statute or otherwise from or relating in any way to this agreement or its subject matter is limited in aggregate for any and all Claims to US$100,000.

7.11	Exclusion of consequential liability

The Seller excludes all liability for indirect and consequential loss or damage (including for loss of profit (whether direct, indirect, anticipated or otherwise), loss of expected savings, opportunity costs, loss of business (including loss or reduction of goodwill), damage to reputation and loss or corruption of data regardless of whether any or all of these things are considered to be indirect or consequential losses or damage) in contract, tort (including negligence), under any statute or otherwise arising from or related in any way to this agreement or its subject matter.

7.12	Insured Claim or loss

The Seller will not be liable for any Claim under or in relation to or arising out of this agreement including a breach of a Warranty unless the Buyer has first caused the Company to make a Claim under any insurance policy held by that Company which may cover that Claim and that Claim has been denied in whole or in part by the relevant insurer. If the Buyer has still incurred some damage or Loss, that remaining amount will be the amount of the Buyer’s Loss for the purposes of this agreement.

7.13	Act or omission after Completion

The Seller’s liability to the Buyer for loss or damage of any kind in contract, tort (including negligence), under any statute or in relation to or arising out of this agreement including a breach of a Warranty will be reduced to the extent that the Claim arises as a result of or in connection with any act or omission after Completion by the Buyer or any Company.

7.14	Later recoveries

If, after the Seller has made a payment to the Buyer pursuant to a Claim under or in relation to or arising out of this agreement, including a breach of a Warranty, the Buyer, a Company receives a payment or benefit in relation to the fact, matter or circumstance to which the Claim related, then the Buyer must repay to the Seller the amount received from the Seller or, if less, the amount of the payment or benefit which was received by the Buyer, that Company.

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7.15	Obligation to mitigate

Nothing in this clause 7 (“Limitations of Liability”) in any way restricts or limits the general obligation at Law of the Buyer to mitigate any Loss or damage which it may incur in consequence of any breach by the Seller of the terms of this agreement including a breach of a Warranty.

7.16	Tax benefit

In calculating the Liability of the Seller for a Claim arising under, in relation to or arising out of this agreement, including a breach of any Warranty, any tax benefit or reduction received by the Buyer as a result of the loss or damage arising from that breach must be taken into account.

8	Buyer’s warranties

The Buyer represents and warrants to the Seller the following statements on the date of this agreement and as at the Completion Date, as if these statements are made on each of those dates:

(a)	it has the power to enter into and perform this agreement and has obtained all necessary consents and authorisations to enable it to do so;

(b)	the entry into and performance of this agreement by it does not constitute a breach of any obligation (including any statutory, contractual or fiduciary obligation), or default under any agreement or undertaking by which it is bound;

(c)	this agreement constitutes valid and binding obligations upon it enforceable in accordance with its terms by appropriate legal remedy;

(d)	this agreement and Completion do not conflict with or result in a breach of or default under any applicable Law, any provision of its constitution or any material term or provision of its constitution or any material term or provision of any agreement or deed or writ, order or injunction, judgment, Law, rule or regulation to which it is a party or is subject or by which it is bound;

(e)	no voluntary arrangement has been proposed or reached with any creditors of the Buyer; and

(f)	the Buyer is able to pay its debts as and when they fall due and is not Insolvent.

(g)	the Buyer has sufficient funds readily available to fulfil its obligations under this agreement.

The Buyer represents and warrants to the Seller that as at the Completion Date, the Buyer has all relevant permits, consents, licences, authorisations and registrations (or otherwise has the benefit of an exemption from the requirement to hold such permits, consents, licences, authorisations and registrations) required under relevant Laws for it to acquire the shares in the Company.

9	Confidential Information and privacy

9.1	Confidential Information

Subject to clause 9.6 (“Privacy”), no Confidential Information may be disclosed by the Receiving Party to any person except:

(a)	to Representatives of the Receiving Party or its Related Bodies Corporate requiring the information for the purposes of this agreement;

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(b)	with the consent of the Disclosing Party;

(c)	if the Receiving Party is required to do so by Law, a stock exchange or any regulatory authority; or

(d)	if the Receiving Party is required to do so in connection with legal proceedings relating to this agreement.

9.2	Disclosure of Confidential Information

If the Receiving Party discloses information under clause 9.1(a) or (b) (“Confidential Information”) the Receiving Party must use its reasonable endeavours to ensure that recipients of the Confidential Information do not disclose the Confidential Information except in the circumstances permitted in clause 9.1 (“Confidential Information”).

9.3	Use of Confidential Information

The Buyer must not use any Confidential Information except for the purpose of performing its obligations under this agreement.

9.4	Excluded Information

Clauses 9.1 (“Confidential Information”), 9.2 (“Disclosure of Confidential Information”) and 9.3 (“Use of Confidential Information”) do not apply to Excluded Information.

9.5	Delivery of materials

The Receiving Party must, on the request of the Disclosing Party, immediately deliver to the Disclosing Party or otherwise destroy all documents or other materials containing or referring to Confidential Information of the Disclosing Party which are:

(a)	in the Receiving Party’s possession, power or control; or

(b)	in the possession, power or control of persons who have received Confidential Information under clause 9.1(a) or (b) (“Confidential Information”).

9.6	Privacy

The Buyer agrees:

(a)	to comply with all Privacy Laws;

(i)	by which it is bound; and

(ii)	by which the Seller is bound and notifies the Buyer,

in connection with Personal Information collected, used or disclosed in connection with the Business or this agreement;

(b)	to notify the Seller immediately after it becomes aware that a disclosure of Personal Information may be required by Law before Completion;

(c)	not to do anything with the Personal Information that may cause the Seller to be in breach of a Privacy Law applicable in Hong Kong;

(d)	to notify the Seller of any request the Buyer receives before Completion for access to Personal Information which the Seller has disclosed to the Buyer;

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(e)	not to give access to, or copies of, Personal Information disclosed by the Seller to the Buyer to anyone without the Seller’s consent;

(f)	to the Seller retaining Personal Information which is part of the Confidential Information to the extent that it is required to be retained by the Seller pursuant to this agreement or by Law;

(g)	to use Personal Information disclosed by the Seller during Due Diligence only for the purpose of carrying out the Due Diligence;

(h)	to handle Personal Information disclosed by the Seller during Due Diligence in a manner as directed by the Seller; and

(i)	to notify the Seller immediately after the Buyer becomes aware that it has breached these agreements.

9.7	Application of clause 9.6

Clause 9.6 (“Privacy”) prevails over the balance of this clause 9 (“Confidential information and privacy”) to the extent of any inconsistency in respect of Personal Information which is also Confidential Information.

9.8	Use of Personal Information by Seller after Completion

If the Seller is required by this agreement or by Law to retain any Personal Information which is part of the Confidential Information, the Seller may use and disclose that Personal Information for the purpose for which it is required to be retained under this agreement or as required by that other Law or by any Privacy Laws.

9.9	Survival of termination

This clause 9 (“Confidential information and privacy”) will survive termination of this agreement.

10	Announcements

10.1	Public announcements

Subject to clause 10.2 (“Public announcements required by Law”), no party may, before or after Completion, make or send a public announcement, communication or circular concerning the transactions referred to in this agreement unless it has first obtained the written consent of the other parties which consent is not to be unreasonably withheld, conditioned or delayed.

10.2	Public announcements required by Law

Clauses 9.1 (“Confidential Information”) and 10.1 (“Public announcements”) do not apply to a public announcement, communication, circular, filing or other disclosure made by

(i)	a party and required by Law, if the party required to make or send it has:

(a)	provided the other party with sufficient notice to enable it to seek a protective order or other remedy; and

(b)	provided all assistance and co-operation that the other party considers necessary to prevent or minimise that disclosure.

(ii)	Seller and required by United States securities laws or the requirements of the United States Securities and Exchange Commission or applicable stock exchange, so long as Seller has provided an opportunity for Seller to review and comment on such public announcement, communication, circular, filing or other disclosure reasonably in advance of such disclosure.

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11	Costs and stamp duty

11.1	Legal costs

The Seller and the Buyer agree to pay their own legal and other costs and expenses in connection with the negotiation, preparation, execution and completion of this agreement and of other related documentation, except for stamp duty.

11.2	Stamp duty

Each party shall pay its own stamp duty (including fines and penalties) chargeable, payable or assessed in relation to this agreement and the transfer of the Shares to the Buyer.

12	Notices and other communications

12.1	Form - all communications

Unless expressly stated otherwise in this agreement, all notices, certificates, consents, approvals, waivers and other communications in connection with this agreement must be:

(a)	in writing;

(b)	signed by the sender (if an individual) or an Authorised Officer of the sender; and

(c)	marked for the attention of the person identified in clause 12.2 or, if the recipient has notified otherwise, then marked for attention in the way last notified.

12.2	Delivery

Communications must be delivered to:

(a)	in the case of the Buyer:

Address:                   [***]

Email Address:

Attention:

(b)	in the case of the Seller:

Address: Room 702, Building X, Runfengdeshang, 60 Anli Road, Chaoyang District, Beijing

Email Address: [***]

Attention: Hengfang Li

However, if the intended recipient has notified a changed address or fax number, then communications must be to that address or fax number.

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12.3	When effective

Communications take effect from the time they are received or taken to be received under clause 12.4 (“When taken to be received”) (whichever happens first) unless a later time is specified.

12.4	When taken to be received

Communications are taken to be received:

(a)	if sent by post, three days after posting (or seven days after posting if sent from one country to another); or

(b)	if sent by fax, at the time shown in the transmission report as the time that the whole fax was sent.

12.5	Receipt outside business hours

Despite clauses 12.3 (“When effective”) and 12.4 (“When taken to be received”), if communications are received or taken to be received under clause 12.4 after 5.00pm in the place of receipt or on a non-Business Day, they are taken to be received at 9.00am on the next Business Day and take effect from that time unless a later time is specified.

13	Dispute Resolution

13.1	Injunctive or interim relief

Nothing in this clause 13 prevents a party seeking urgent injunctive or similar interim relief from a court.

13.2	Meeting

If a party gives the other party a written notice claiming that a Dispute has arisen and the parties are unable to resolve the Dispute within 15 Business Days of service of that notice, then each party must:

(a)	use its best endeavours to ensure that a meeting is held in an effort to resolve the Dispute; and

(b)	make available a representative who has authority to settle the Dispute to attend that meeting.

13.3	Submission to arbitration

If the meeting referred to in clause 13.2 either:

(a)	takes place and the parties are unable to resolve the Dispute within 10 Business Days of the meeting taking place; or

(b)	does not take place for any reason within 15 Business Days of service of the notice,

then either party is entitled to refer the Dispute to arbitration in accordance with the requirements and procedures set out in the remainder of this clause 13.

13.4	Arbitration

Subject to clauses 13.1 (“Injunctive or interim relief”) to 13.3 (“Submission to arbitration”), any Dispute shall be referred to the Hong Kong International Arbitration Center for final resolution by arbitration in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (“Rules”). The seat of the arbitration will be Hong Kong. The tribunal is to consist of one arbitrator appointed in accordance with the Rules. The language of the arbitration is English. All legal and arbitration expenses shall be paid by the losing party. If it becomes necessary for a party to enforce an arbitral award by legal action of any kind, the defaulting party shall pay all legal cost and expenses and attorney’s fees, including any cost of additional litigation or arbitration that shall be incurred by the party seeking to enforce the award.

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14	Miscellaneous

14.1	No assignment

No party may assign or otherwise deal with its rights under this agreement or allow any interest in them to arise or be varied, in each case without the written consent of the other party, which consent must not be unreasonably withheld, conditioned or delayed.

14.2	Discretion in exercising rights

A party may exercise a right or remedy or give or refuse its consent in any way it considers appropriate (including by imposing conditions), unless this agreement expressly states otherwise.

14.3	Partial exercising of rights

Except as otherwise set out in this agreement, if a party does not exercise a right or remedy fully or at a given time, the party may still exercise it later.

14.4	Approvals and consents

By giving its approval or consent a party does not make or give any warranty or representation as to any circumstance relating to the subject matter of the consent or approval.

14.5	Conflict of interest

The parties’ rights and remedies under this agreement may be exercised even if it involves a conflict of duty or a party has a personal interest in their exercise.

14.6	Remedies cumulative

The rights and remedies provided in this agreement are in addition to other rights and remedies given by law independently of this agreement.

14.7	Rights and obligations are unaffected

Rights given to the parties under this agreement and the parties’ liabilities under it are not affected by anything which might otherwise affect them by Law.

14.8	Variation and waiver

A provision of this agreement or a right created under it, may not be waived or varied except in writing, signed by the party or parties to be bound.

14.9	No merger

The warranties, undertakings and indemnities in this agreement do not merge and are not extinguished on Completion and will survive after Completion.

14.10	Indemnities

Subject to this agreement, including without limitation clause 7 hereof, the indemnities in this agreement are continuing obligations, independent from the other obligations of the parties under this agreement. It is not necessary for a party to incur expense or make payment before enforcing a right of indemnity under this agreement.

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14.11	Further steps

Each party agrees, at its own expense, to do anything the other party asks (such as obtaining consents, signing and producing documents and getting documents completed and signed) as may be necessary or desirable to give full effect to the provisions of this agreement and the transactions contemplated by it.

14.12	Time of the essence

Time is of the essence of this agreement in respect of any date or period determined under this agreement

14.13	Entire agreement

This agreement constitutes the entire agreement of the parties about its subject matter and supersedes all previous agreements, understandings and negotiations on that subject matter.

14.14	Construction

No rule of construction applies to the disadvantage of a party because that party was responsible for the preparation of, or seeks to rely on, this agreement or any part of it.

14.15	Counterparts

This agreement may be executed in counterparts. All counterparts when taken together are to be taken to constitute one instrument.

14.16	Knowledge and belief

Any statement made by a party on the basis of its knowledge, information, belief or awareness, is made on the basis that the party has, in order to establish that the statement is accurate and not misleading in any material respect, made all reasonable enquiries of its officers, managers and employees who could reasonably be expected to have information relevant to matters to which the statement relates.

14.17	No Recourse

Notwithstanding anything that may be expressed or implied in this agreement, the parties acknowledge and agree that no recourse under this agreement shall be had against any person or entity that is not a party to this agreement, including any past, present or future director, manager, officer, agent, employee, equity holder or other representative or any affiliate or successor or assignee thereof that is not a party to this agreement (collectively, the “Non-Recourse Parties”), as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Party, as such, for any obligation or liability of a party under this agreement for any claim based on, in respect of or by reason of such obligations or liabilities or their creation.

15	Governing Law, jurisdiction and service of process

15.1	Governing Law

This agreement is governed by the Law in force in Hong Kong.

15.2	Jurisdiction

Each party submits to the non-exclusive jurisdiction of the courts in Hong Kong and courts of appeal from them to support and assist the arbitration process referred to in clause 13 (“Dispute Resolution”) including if necessary to grant interlocutory relief pending the outcome of that process.

15.3	Serving documents

Without preventing any other method of service, any document in an Action may be served on a party by being delivered to or left at that party’s address in clause 12.2.

EXECUTED as an agreement

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Share Sale Agreement

Schedule 1 - Shares

(1)	Shares of the Company

Company	Class of Shares	Registered shareholder	Equity Percentage	Fully paid?
REIT Holdings (China) Limited	Ordinary shares of HK$1 each	10,000 shares registered in the name of the Seller	100%	Yes

(2)	Equity interest in companies held by the Company for sale

No.	Companies held by the Company	Equity Percentage
1	REIT Ecological Technology Co., Ltd.	100%
2	Beijing REIT Technology Development Co., Ltd.	100%
3	REIT Technology Development Co., Ltd.	100%
4	Hainan Fangyuyuan United Logistics Co., Ltd.	51%
5	Hainan Kunneng Direct Supply Chain Management Co., Ltd.	26.01%
6	Guangling REIT Ecological Cultural Tourism Co., Ltd.	100%
7	Datong Ruisheng Environmental Engineering Co., Ltd.	100%
8	Inner Mongolia REIT Ecological Environment Management Co., Ltd.	80%
9	REIT New Materials Xinyi Co., Ltd.	100%
10	Hainan REIT Mingde Investment Holding Co., Ltd.	100%
11	Hainan Yile IoV Technology Research Institute Co., Ltd.	90%
12	Inner Mongolia Guorui Daojing Information Technology Co., Ltd.	51%
13	Hainan Yile IoT Technology Co., Ltd.	61.55%
14	REIT Q GREEN Machines Private Limited	51%

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Share Sale Agreement

Schedule 2 – Warranties

1	Incorporation and power

1.1	Incorporation

The Company is validly incorporated.

1.2	Compliance with constituent documents and applicable Laws

The Business and affairs of the Company has at all times been and continue to be conducted in accordance with their respective memorandum and articles of association and all applicable Laws.

2	Shares

2.1	Proportion of capital

The Shares comprise all of the issued capital of the Company and are fully paid.

2.2	Title

The Seller is the registered and beneficial owner of the Shares.

2.3	No restriction

There is no restriction on the transfer of the Shares to the Buyer on the terms of this agreement.

2.4	Consents

The Seller has, or will have by Completion, obtained all consents necessary to enable it to transfer the Shares to the Buyer.

2.5	No breach

The transfer of the Shares does not breach any obligation or agreement binding on the Seller or the Company.

3	Power and authority

3.1	Authority

The Seller has taken all action which is necessary to authorise the entry into and performance of its obligations under this agreement.

3.2	Power

The Seller has the power, without any further consent of any other person, to enter into and perform its obligations under this agreement.

3.3	Binding obligations

This agreement constitutes legal, valid and binding obligations of the Seller, enforceable against it in accordance with its terms.

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3.4	No impediment

The execution by the Seller of, and the performance by the Seller of its obligations under, this agreement does not breach any applicable Law or any Encumbrance or document which is binding on the Seller and does not result in any material breach or material default under any agreement to which the Company is a party.

4	Corporate information

4.1	Share details

Schedule 1 (“Shares”) contains complete, accurate and up-to-date details of the Shares.

4.2	Issued shares

All of the issued shares in the capital of the Company are validly allotted and issued and were not allotted or issued or transferred in breach of any:

(a)	pre-emptive or similar rights of any person; or

(b)	contract which is binding on the Company.

4.3	All shares fully paid

All shares in the capital of the Company are fully paid.

5	Final Evaluation Report

The Final Evaluation Report:

(a)	were prepared in accordance with the requirements of any applicable Laws and in accordance with the standards for valuation of assets; and

(b)	give a true and fair value of the equity interests of the Company as of the Valuation Date.

6	Solvency

6.1	Not Insolvent

The Company is not Insolvent.

6.2	Solvency

The Company has settled all due company registration fee and company secretary fee in the normal course of operation. There is no pending litigation and arbitration. The Company is able to pay its debts when they are due to be paid.

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Share Sale Agreement

Signing page

DATED: December 30, 2024

Seller

SIGNED on behalf of ReTo Eco-Solutions, Inc., a company incorporated in the British Virgin Islands, by Hengfang Li being a person who, in accordance with the laws of that territory, is acting under the authority of the company in the presence of:	)
)
)
/s Guangfeng Dai	)
Signature of witness	)
)
GUANGFENG DAI	)
)
Name of witness (block letters))
)
Room 702, Building X, Runfengdeshang, 60 Anli Road, Chaoyang District, Beijing	)
)
Address of witness	)
	)	/s/ Hengfeng Li
)
)
)
)
)
)

Buyer

EXECUTED by ZHAO DUAN WEN	)
)
)
/s/ Zhao Duan Wen	)
Signature	)
)
ZHAO DUAN WEN	)
)
Name (block letters))
)
)
)
)
)

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Share Sale Agreement

Annexure A - Final Evaluation Report

[***]

Share Sale Agreement	A-i